May 5, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Form 1-A (File No. 024-12622)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Promicell, Inc. (the “Company”) respectfully requests the withdrawal of its Form 1-A and pre-qualification amendments (File No. 024-12622), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”). The Offering Statement relates to the public offering of shares of the Company’s Class A Common Stock (the “Shares”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Shares pursuant to the Offering Statement, and all funds received from investment commitments held in escrow have been refunded to investors without penalty or deduction.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Miltiadis Sougioultzoglou
Miltiadis Sougioultzoglou
Chief Executive Officer